EXHIBIT 2

GROUP AGREEMENT

This GROUP AGREEMENT is made as of October 7, 2014 (this "Agreement"), by and between (i) Daniel Lee (“Mr. Lee”) (ii) Bradley Tirpak ("Mr. Tirpak"), and (iii) Craig Thomas ("Mr. Thomas" and, together with Mr. Lee and Mr. Tirpak, the "Group" and individually a "Group Member").

WHEREAS, the Group Members are record and beneficial holders of common stock, $0.0001 par value per share (the "Common Stock") of Full House Resorts, Inc., a Delaware corporation (the "Company"); and

WHEREAS, the Group wishes to enter into this Agreement pertaining to their investments in, and activities related to, the Company and its Securities (as defined below), including but not limited to the solicitation of written requests (the "Consent Solicitation") to take certain actions or to call a special meeting of stockholders of the Company (the "Special Meeting") and the potential nominations of individuals for election as directors pursuant to such Consent Solicitation or at the Special Meeting and the potential solicitation of proxies or consents in connection therewith (the "Proxy Solicitation") (all such activities collectively, the "Proxy Contest").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1.      Mr. Tirpak represents to each of Mr. Thomas and Mr. Lee that he is the beneficial owner of 463,982 equity Securities of the Company and is the record holder of 100 shares of Common Stock, Mr. Thomas represents to each of Mr. Tirpak and Mr. Lee that he is the beneficial owner of 463,931 equity Securities of the Company and is the record holder of 100 shares of Common Stock, and Mr. Lee represents to each of Mr. Tirpak and Mr. Thomas that he is the beneficial owner of 233,369 equity Securities of the Company, in each case as of the date hereof. "Securities" shall mean equity securities of the Company (including any securities or instruments exchangeable for or convertible into equity securities of the Company), options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company.

2.      The Group Members agree to solicit written requests from the stockholders of the Company to take certain actions or to call the Special Meeting and to file a consent statement in connection therewith pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If required, following the Consent Solicitation, the Group Members shall mutually agree on further actions to be taken with respect to the Proxy Contest.

3.      If a Group Member elects to sell or dispose of Securities at any time there is an active Proxy Solicitation or Proxy Contest underway, he must offer the other Group Members a Right of First Refusal to purchase the Securities for sale at market for a period of fourteen (14) days from notice of such intent to sell. Each surviving group member will have the right to buy 50% of the selling Group Member’s shares. The Right of First Refusal includes the voting rights attached to such securities including those voting rights whose record date has passed but the vote has not yet occurred. If the surviving group does not exercise the right to buy the securities, but the seller still has the right to vote, the seller agrees to vote for all proposals made by the group in connection with the Special Meeting or Proxy Contest. For as long as there is an active Proxy Solicitation of Proxy contest underway, all Group Members agree to vote all of their votes in favor of the Group’s recommendations. For the avoidance of doubt, this clause survives the termination of the Group Agreement by a Group Member if there remains an active Proxy Solicitation or Proxy Contest.

Each Group Member also agrees that if he receives any bids which would enable him to sell, he will make this bid available to all Group members to participate. For the avoidance of doubt, if the Company or another third party submits a bid to one Group Member, the Group Member will make the bid available to all Group members.

Nothing in this Agreement shall restrict any party's right to purchase Securities, as it deems appropriate, in its sole discretion, provided that all such purchases or sales are made in compliance with all applicable securities laws and gaming regulations. Each Group Member agrees to vote his shares in favor of the Group’s proposals as presented in all materials filed with the SEC as part of the Proxy Solicitation and Proxy Contest. Each Group Member shall advise the others within 24 hours of the date that its ownership of Securities has increased.

4.      Mr. Tirpak agrees to pay 50% and Mr. Thomas agrees to pay 50% of all expenses, including legal and financial advisory expenses, incurred by the Group in the conduct of the Proxy Contest.

5.      Each Group Member agrees that any filing with the Securities and Exchange Commission (including without limitation any filing required by Section 13(d), Section 14 or Section 16 of the Exchange Act), press release, white paper, stockholder communication or other public communication proposed to be made or issued by the Group or any of the Group Members in connection with the Group's activities shall be made or issued with the unanimous agreement of Mr. Thomas, Mr. Tirpak and Mr. Lee. Each Group Member agrees that any Schedule 13D (including any amendment thereto) under the Exchange Act with respect to the Company ("Schedule 13D") shall be filed jointly by the Group Members. Each of the Group Members agrees that it shall be responsible for the completeness and accuracy of the information concerning it contained in any filing pursuant to Section 13(d), Section 14 or Section 16 of the Exchange Act or any filing pursuant to the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976, but shall not be responsible for the completeness and accuracy of the information concerning the other contained in such filings, except to the extent that it knows or has reason to believe that such information is inaccurate.

6.      The relationship of the parties pursuant to this Agreement shall be limited to carrying on the activities of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such activities as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification, except as set forth in Section 7 of this Agreement.

7.      Each of Mr. Tirpak and Mr. Thomas (the "Indemnifying Parties") agree to defend, indemnify and hold Mr. Lee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses anddisbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by him in the event that he becomes a party, or is threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to Mr. Lee's role as a member of the Group, or (ii) otherwise arising from or in connection with or relating to the Proxy Contest. Mr. Lee's right of indemnification hereunder shall continue after the Proxy Contest has taken place but only for events that occurred prior to the Proxy Contest and subsequent to the date hereof. Anything to the contrary herein notwithstanding, the Indemnifying Parties are not indemnifying Mr. Lee for any action taken by Mr. Lee or on Mr. Lee's behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Contest or such earlier time as Mr. Lee is no longer a member of the Group or for any actions taken by Mr. Lee as a director of the Company, if Mr. Lee is elected. Nothing herein shall be construed to provide Mr. Lee with indemnification (i) if Mr. Lee is found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest, unless Mr. Lee demonstrates that his action was taken in good faith and in a manner Mr. Lee reasonably believed to be in or not opposed to the best interests of the Proxy Contest; (ii) if Mr. Lee acted in a manner that constitutes gross negligence or willful misconduct; (iii) if Mr. Lee provided false or misleading information, or omitted material information, in connection with the Proxy Contest; or (iv) if Mr. Lee has otherwise violated any law or regulation which forms the basis or is an element of the cause of action or claim made against Mr. Lee or any material provision of this Agreement. Mr. Lee shall promptly notify the Indemnifying Parties in writing in the event of any third-party claims actually made against Mr. Lee or known by Mr. Lee to be threatened if Mr. Lee intends to seek indemnification hereunder in respect of such claims. In addition, upon Mr. Lee's delivery of notice with respect to any such claim, the Indemnifying Parties shall promptly assume control of the defense of such claim with counsel chosen by the Indemnifying Parties. The Indemnifying Parties shall not be responsible for any settlement of any claim against Mr. Lee covered by this indemnity without the prior written consent of the Indemnifying Parties. However, the Indemnifying Parties may not enter into any settlement of any such claim without Mr. Lee's consent unless such settlement includes (i) no admission of liability or guilt by Mr. Lee, and (ii) an unconditional release of Mr. Lee from any and all liability or obligation in respect of such claim. If Mr. Lee is required to enforce the obligations of the Indemnifying Parties in this Agreement in a court of competent jurisdiction, or to recover damages for breach of this Paragraph 7, the Indemnifying Parties will pay on Mr. Lee's behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by Mr. Lee in such action, regardless of whether Mr. Lee is ultimately determined to be entitled to such indemnification or advancement of expenses.

8.      This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.      This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York. If any provision of this Agreement would be invalid under applicable law, then such provision shall be deemed modified to the extent necessary to render it valid while most nearly preserving its original intent. In the event of any dispute among the parties hereto arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.  Any of the parties may terminate this Agreement and his obligations hereunder, and thereby terminate the group formed hereby, immediately upon written notice to the other parties. Upon termination, the terminating individual will be responsible for his proportionate share of expenses incurred in connection with the Proxy Contest through the date of such termination but will not be responsible for expenses incurred in connection with the Proxy Contest after the date of such termination. This Agreement will automatically terminate on the date that is the earliest of (i) 30 days after the date that no Group Member owns any Securities of the Company, (ii) the termination of the Proxy Solicitation or (iii) the completion of the Proxy Contest, and upon termination pursuant to this sentence all obligations provided for in this Agreement shall terminate.

11.  Except as otherwise set forth in this Agreement, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither party hereto may assign any of its rights or obligations under this Agreement to any person without the prior written consent of the other party hereto.

12.  Each party represents that he owns less than 5% of the outstanding equity of the Company. Each party acknowledges that he will be responsible for complying with applicable gaming regulatory requirements in those jurisdictions in which state gaming commissions have jurisdiction over the Company (“Relevant Gaming Commission”). In the event that any party has actual knowledge of, or is notified by a Relevant Gaming Commission of, any requirement that the party, any other party or the Group is required to register with, submit to licensing or other approval by or provide any personal information about themselves, any other party or the Group to a Relevant Gaming Commission, that party shall immediately notify the other parties with a copy of any written notice or demand from the Relevant Gaming Commission and, unless otherwise agreed to by the parties at the time of receipt of such notice or demand, shall be individually liable for the costs of any filing with or investigation by any Relevant Gaming Commission. Each party shall be responsible for providing the requested or required information, filing or submission about themselves to the Relevant Gaming Commission and all parties shall be responsible for and cooperate with each other to provide the requested or required information, filing or submission about the Group to the Relevant Gaming Commission.

13.  Each party acknowledges that Schulte Roth & Zabel LLP ("SRZ") shall act as legal counsel for each of Mr. Tirpak and Mr. Thomas in connection with the Proxy Contest, and each hereby waives any conflicts in connection with such representation. Each party further agrees that, if any dispute should arise between Mr. Tirpak and Mr. Thomas and SRZ actively represents both parties at the time of such dispute, then SRZ shall withdraw from representing either party with respect to the dispute.

14. Mr. Lee agrees that SRZ may continue to represent Mr. Tirpak and Mr. Thomas in all matters relating to this Agreement or otherwise, including matters that are or may be directly adverse to Mr. Lee or that involve or may involve a dispute, disagreement, claim or litigation by or between Mr. Tirpak and Mr. Thomas, on the one hand, and Mr. Lee, on the other hand, whether under this Agreement or otherwise. Mr. Lee agrees that he is aware of his right to obtain independent legal counsel of his choice and is strongly encouraged by Mr. Tirpak and Mr. Thomas to consult with and review this Agreement with such independent legal counsel prior to execution of this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Group Agreement to be executed as of the date first written above.

Bradley Tirpak

/s/ Bradley Tirpak
Name: Bradley Tirpak

Craig Thomas

/s/ Craig Thomas
Name: Craig Thomas

Daniel Lee

/s/ Daniel Lee
Name: Daniel Lee